September 20, 2013

Via EDGAR Submission

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Legal Branch Chief
Ruairi Regan

Re:	New Enterprise Stone & Lime Co., Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 3, 2013
File No. 333-189282
Amendment No. 2 to Form 10-K for Fiscal Year Ended February 28, 2013
Filed September 3, 2013
File No. 333-176538

Ladies and Gentlemen:

On behalf of New Enterprise Stone & Lime Co., Inc., a Delaware corporation (the “Company” or “we”), and the additional registrant guarantors (together with the Company, the “Registrants”), we are writing to respond to the comments raised in a telephone conversation held on September 16, 2013 (the “Telephone Conversation”) with a member from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-4 (File No. 333-189282), filed with the Commission on June 13, 2013 and amended on July 29, 2013 and September 3, 2013 (the “Registration Statement”), and the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2013 (File No. 333-176538), filed with the Commission on May 29, 2013 and amended on June 11, 2013 and September 3, 2013 (the “Form 10-K”).

In the Telephone Conversation, you requested that the Company clarify the disclosure concerning the approximate percentage of the Company’s revenues derived from governmental and private sector end-use markets that appears in the Business and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of the Registration Statement and the Form 10-K.  As discussed with you in the Telephone Conversation, given the various end-use markets that are served by our customers, it is difficult to determine precisely the amount of our revenues that are derived from each specific end-use market.  However, based on the types of products and services that we deliver and reasonable knowledge and assumptions about our customers, we were able to analyze our fiscal year 2013 revenues and determine the approximate ranges of our revenues that are derived from governmental end-use markets (including direct and indirect sales to governmental projects) and private end-use markets (including sales to commercial and residential projects).  We propose adding the following disclosure to the Registration Statement and the Form 10-K in place of the applicable disclosure that is currently in the referenced sections:

“Our revenue is derived from sales to customers that serve multiple end-use markets. Because of the diversity of construction materials and services that we offer, we are able to meet a wide range of customer requirements on a local scale.  We may not always know the end-use for our materials due to the diversity of our product offerings and the fact that our customers serve the various end-use markets, such as governmental or private sector. However, we believe based upon reasonable assumptions and knowledge of our customers and the possible end-use of particular materials and services, that approximately 55% to 60% of our revenue is derived from governmental end-use markets and 35% to 40% of our revenue is derived from private sector end-use markets, which includes commercial and residential markets, based upon fiscal 2013 revenue.”

In the Telephone Conversation you also pointed out that certifications pursuant to Rule 13a-14(a) or 15d-14(a) attached as Exhibits 31.1 and 31.2 (the “Certifications”) to the amendment to the Company’s Form 10-Q for the quarterly period ended May 31, 2012 (the “Form 10-Q”) had incorrect dates.  We propose to file an amendment to the Form 10-Q to provide currently dated Certifications.

Upon your confirmation that the above proposed changes sufficiently respond to your comments, we will file amendments to the Registration Statement, Form 10-K and Form 10-Q.  If you have any questions, please feel free contact me or our counsel.

Sincerely,

/s/ Paul I. Detwiler, III

Paul I. Detwiler, III
President and Chief Executive Officer